UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WEYCO GROUP, INC.

(Exact name of registrant as specified in its charter)

Wisconsin	0-9068	39-0702200
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

333 W. Estabrook Boulevard, P. O. Box 1188, Milwaukee, WI	53201
(Address of principal executive offices)	(Zip Code)

Judy Anderson

Vice President, Chief Financial Officer and Secretary

(414) 908-1833

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Pursuant to Section 13(p) and Rule 13p-1 under the Securities Exchange Act of 1934, as amended, public companies are required to provide disclosure about the use of columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which for this purpose are limited to tantalum, tin, and tungsten (“Conflict Minerals”), in products they manufacture (or contract to manufacture) emanating from the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”) to the extent Conflict Minerals are necessary to the functionality or production of products of such companies.

Weyco Group, Inc. and its subsidiaries (the “Company”) engage in one line of business: the distribution of footwear. The Company’s products consist primarily of mid-priced leather dress shoes, outdoor rubber boots and casual footwear composed of man-made materials and leather. The Company does not manufacture products. Instead, the Company contracts with third-party overseas vendors for the manufacture of its products. The Company’s products may include small component parts made of metal which may, in some cases, contain Conflict Minerals. These small component parts are purchased by the vendors with whom the Company contracts for the manufacture of its products. In light of this, the Company relies on its direct vendors to provide information on the origin of the Conflict Minerals, if any, contained in components included in some of its products, including sources of Conflict Minerals that have been supplied to them from lower tier suppliers.

In 2022, the Company undertook a supply-chain survey of direct vendors, including a reasonable country of origin inquiry, whereby such vendors were asked to confirm that either (i) none of the products they manufacture for the Company contain Conflict Minerals, or (ii) if any products that they manufacture for the Company do contain Conflict Minerals, the source of such Conflict Minerals. The Company has communicated with its direct vendors through oral and written communications, as necessary, in order to encourage and facilitate cooperation and response and, as such, has obtained a 100% response rate; all of the Company’s direct vendors completed a supply-chain survey.

Based upon review of the completed supply-chain surveys and other communications with vendors, the Company has concluded in good faith that during 2022, based on the reasonable country of origin inquiry, it has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of any of its products may have originated in any of the Covered Countries. Furthermore, the Company has not identified any indicators or other risks that led it to believe that any of the Conflict Minerals in its products are sourced from Covered Countries, and the Company considers it reasonable to rely upon the representations of its vendors.

The foregoing information can be found on the Company’s website at: https://www.weycogroup.com/vendor/resources/pdf%20files/ConflictMineralsPolicy.pdf

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Weyco Group, Inc.
(Registrant)

/s/ Judy Anderson	May 24, 2023
By: Judy Anderson, Vice President, Chief Financial Officer and Secretary	(Date)